Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

	Year Ended December 31,								Three Months Ended March 31, 2011
	2006		2007		2008		2009	2010
Earnings:
Income (loss) from continuing operations before provision (benefit) for income taxes	405		578		(813)		(107)	(63)	(27)
Add:
Fixed charges, net of capitalized interest	289		251		277		288	279	66
Total earnings available for fixed charges	694		829		(536)		181	216	39
Fixed charges (1):
Interest expense, net	208		187		174		226	255	56
Add back interest income, which is netted in interest expense	11		6		6		1	1	—
Add back gains (losses) on bond repurchases/retirement of subordinated convertible debentures, included in interest expense	—		—		41		20	(28)	(1)
Interest expense – subordinated convertible debentures, net	13		9		9		(4)	8	2
Capitalized interest	1		2		1		1	—	—
Interest component of rent expense	53		49		47		45	43	9
Interest expense – discontinued operation	4		—		—		—	—	—
Fixed charges	290		253		278		289	279	66
Ratio of earnings to fixed charges	2.4	x	3.3	x	—	(2)(3)	— (2)	— (2)	— (2)

(1)	Fixed charges consist of interest expense, which includes amortization of deferred finance charges, interest expense-subordinated debentures, capitalized interest and imputed interest on our lease obligations. The interest component of rent is determined based on an estimate of a reasonable interest factor at the inception of the leases.
(2)	Due to our losses for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, the ratio coverage was less than 1:1 for these periods. We would have had to have generated additional earnings of $27, $63, $108, and $814 for the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively, to have achieved coverage ratios of 1:1.
(3)	The loss for the year ended December 31, 2008 includes the effect of an $1,147 pretax non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 2.2x for the year ended December 31, 2008.